

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Ian Robertson
Chief Executive Officer
Northern Genesis Acquisition Corp. II
4801 Main Street, Suite 1000
Kansas City, MO 64112

>**Re: Northern Genesis Acquisition Corp. II**
>**Amendment No. 2 to Registration Statement on Form S-4**
>**Filed September 23, 2021**
>**File No. 333-257647**

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. References to our prior comments refer to our letter dated September 16, 2021.

Amendment No. 2 to Form S-4 filed September 23, 2021

Autonomous Trucking Background & Benefits, page 169

1. We note your response to prior comment 7 regarding the regulatory environment for autonomous trucking. While you indicate 42 states allow some form of autonomous trucking under the L4 framework and that none of these states expressly require a human driver to be present, it is still unclear whether the current regulatory environment in these states currently allow for the express use of autonomous trucking without a human driver present. To the extent you believe that uncertainty remains regarding the commercialization of your driverless platform with no human driver present, please discuss this uncertainty both here and in your summary.

Beneficial Ownership of Securities, page 209

2. We note your response to prior comment 8 regarding your beneficial ownership and we reissue it. To the extent that your principal stockholders have investment committees or multiple natural persons making investment decisions on the behalf of their respective fund or fund groups, please identify such individuals.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Accounting Branch Chief, at (202) 551-3453 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Rebecca Taylor, Esq.